Exhibit 21

Subsidiaries of Cardinal Financial Corporation

Name of Subsidiary	State of Incorporation

Cardinal Bank	Virginia
George Mason Mortgage, LLC	Virginia
Cardinal Bank Insurance Agency, Inc.	Virginia
Cardinal Wealth Services, Inc.	Virginia
Cardinal Statutory Trust I	Delaware
UFBC Capital Trust I	Delaware